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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2002

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

           Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F    X              Form 40-F
                             -------                      -------

           Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes                           No     X
                             -------                      -------

            If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.


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                                   CELANESE AG


            On September 26, 2002 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued a press release announcing Celanese AG is to acquire European emulsions and global emulsion powders business from Clariant AG, which release is attached as Exhibit 99.1 hereto and incorporated by reference herein.












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                                    EXHIBITS


     Exhibit No.            Exhibit
     -----------            -------
        99.1                Press release dated September 26, 2002  announcing
                            Celanese AG is to acquire European emulsions and global emulsion powders business from Clariant
                            AG












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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CELANESE AG
                                        (Registrant)

                                        By:       /s/ P. W. Premdas
                                               --------------------
                                        Name : Perry W. Premdas
                                        Title: Member of the Management Board
                                              (Chief Financial Officer)




Date: September 26, 2002




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                                  EXHIBIT INDEX

     Exhibit No.            Exhibit
     -----------            -------

        99.1 Press release dated September 26, 2002 announcing Celanese AG is to acquire European emulsions and global emulsion powders business from Clariant AG